June 15, 2009
VIA EDGAR
Ms. Kathryn McHale
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank Mutual Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Commission File No. 000-31207
Dear Ms. McHale:
This letter responds to the comments made by the Commission’s Staff in its letter, dated May 18, 2009, to Bank Mutual Corporation, relating to disclosures in Bank Mutual Corporation’s 2008 Form 10-K and First Quarter 2009 Form 10-Q. In prior communications with Matt McNair, we stated that we would submit our response by June 26, 2009.
The responses are organized by reference to the numbered comment paragraphs in your letter. For convenient reference, the Staff’s comments are set forth in italics prior to our responses, all of which are set out on Exhibit A to this letter.
In responding to your letter, we use the terms “we,” “our” or “Company” to refer to Bank Mutual Corporation and its subsidiaries generally, not specifically to any individuals in particular. The term “Bank” refers to our wholly-owned subsidiary Bank Mutual.
In addition, it appears that the Staff’s comments are generally prospective in nature. Therefore, we are providing requested information and are focusing our response on how we intend to respond to these matters in our future filings. We of course understand that particular facts and circumstances may differ in future filings as compared to the disclosures that related to the above filings, and we will address the comments accordingly.
*   *   *
On behalf of the Company, and as requested in your letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
4949 West Brown Deer Road       -       P.O. Box 245034       -       Milwaukee, WI 53224-9534       -       [414] 354-1500
bankmutualcorp.com

Ms. Kathryn McHale
June 15, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*   *   *
We trust that you will find this letter responsive to your comments. Please feel free to contact me or Michael T. Crowley, Jr., the Company’s Chairman, President, and Chief Executive Officer, at (414) 354-1500 or Kenneth V. Hallett, our outside legal counsel, at (414) 277-5345 if you have any questions or need further information.
Sincerely,
/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

cc:	Mr. Matt McNair Mr. Michael T. Crowley, Jr. Kenneth V. Hallett, Esq.

Exhibit A
Form 10-K for Fiscal Year Ended December 31, 2008
Asset Quality, page 13
1. We note on page 15 that your non-performing loans have increased in part due to a $9.1 million loan secured by a completed condominium development project that defaulted during the year. As a result of this default, you recorded a $1.3 million provision for loan loss during 2008. We also note in Form 10-Q for the period ended March 31, 2009 that you recorded an additional $1.3 million provision as a result of continued deterioration in the market, as evidenced by the lack of unit sales in the project. Please provide us with a comprehensive response which provides a detailed analysis and timeline of events supporting your decisions to record provisions for loan losses for this particular loan relationship and the carrying value of this loan. In your response, specifically address the following:
•	Tell us when this loan was originated and relevant payment history information, when you classified this loan as non-performing, and when this loan defaulted;
•	Tell us specifically how you determined the amount of provisions to record during the quarters ended September 30, 2008 and March 31, 2009; and
•	Tell us if you consider this loan to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded as of each of these dates which supports the current carrying value of this loan. If you obtained an appraisal(s), please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.
RESPONSE:
This loan was originated in September 2006 in the original amount of $22.0 million to construct a mixed-use condominium development that was to be built in two phases. The appraisal used in conjunction with the loan valued the entire project at $27.2 million, which represented a loan-to-value (“LTV”) ratio of 81%. Except for any proceeds from unit sales, this loan was intended to be “interest-only” during the construction phase; such interest was advanced out of loans-in-process (“LIP”). Due to the lack of unit sales, the borrower decided in the fourth quarter of 2007 not to build the second phase of the project and the maximum loan amount was reduced to $10.4 million based on an adjusted appraisal of $13.1 million, which represented an LTV ratio of 79%. Construction is complete on the condominium units that originally comprised the first phase of the development.
During the second quarter of 2008, the borrower completed sales of only two of the condominium units, which represented about 10% of the total that comprised the first phase. Based on this development, we decided not to advance additional funds out of the LIP account to pay interest. This decision, along with principal payments from the sale of two of the units, limited the outstanding loan balance to $9.1 million ($8.9 million net of undisbursed LIP). The borrower and the owner-guarantors represented that they would be able to keep the loan current out of cash flow from other sources. However, based on revised expectations for proceeds from the sale of the remaining condominium units, we determined that it was probable that the loan was collateral dependent. As a result, we established an allowance for loan loss (“ALL”) of $250,000 based on our estimation that the borrower would need to sell a limited number of units at reduced sales prices during the summer selling season to build momentum in the project. In our judgment, the reduced sales prices on such units would result in insufficient proceeds to repay the entire loan amount.
In the third quarter of 2008 the borrower missed loan payments and it became apparent to us that neither the borrower nor the guarantors would be able to make payments on the loan. Accordingly, the loan was placed on non-accrual status at that time. Also in the third quarter, we obtained a new, independent appraisal that valued the project at $7.6 million. As a result, we increased the ALL to $1.25 million during the period.
In the first quarter of 2009, management reviewed the valuation of the collateral with the independent appraiser due to the cancelation of an anticipated sale of a condominium unit, as well as a continued lack of new sales of the condominium units. Based on our discussions with the appraiser regarding recent sales activity in the market, the Bank’s release price of each of the residential units was reduced by approximately 10%, the price of the commercial space was reduced by approximately 25%, and the expected carrying costs were increased. The increase in carrying costs was, for the most part, attributable to an increase in the real estate tax assessment and costs related to a longer expected absorption period. As a result of these factors, we determined that a $1.3 million addition to the ALL was necessary to reflect the estimated fair value of the collateral.
We continue to monitor this loan closely and will evaluate the need for an updated appraisal after the results of the borrower’s spring and summer 2009 sales efforts are known.
2. We note in your tabular presentation on page 15 that non-accrual mortgage loans have increased from $11.25 million as of December 31, 2007 to $29.86 million as of December 31, 2008. We also note that this increase is due, in part, to the default of a $9.1 million condominium development. Excluding this loan, please provide a detail of your next five largest non-accrual mortgage loans included in this balance as of December 31, 2008, which includes discussion of the following:
•	the type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);
•	when the loan was originated;
•	the allowance for loan losses associated with the loan, as applicable;
•	when the loan became non-accrual;
•	the underlying collateral supporting the loan;
•	the last appraisal obtained for the loan, as applicable; and
•	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2008 and through the date of your response.
Additionally, please tell us and revise future filings, to segregate the loans included in this table similar to the mortgage loan categories in your tabular presentation on page six.

RESPONSE:
Please refer to Exhibit B for a table listing the Bank’s next five largest non-accrual loans as of December 31, 2008, as well as the information the Staff requested for each loan.
Below is a table of the Company’s non-accrual loans and non-performing assets segregated by loan type, as the Staff requested (dollars in thousands). This is the form of the table that will be included in future filings (although five years of data will be presented in those filings).

	At December 31
	2008	2007

Non-accrual mortgage loans:
Permanent mortgage loans:
One- to four-family	$8,185	$2,746
Multi-family	13,255	3,402
Commercial real estate	8,420	5,103

Total permanent motgages	29,860	11,251
Construction and development loans	—	—

Total non-accrual mortgage loans	29,860	11,251

Non-accrual consumer loans:
Secured by real estate	759	595
Other consumer loans	400	335

Total non-accrual consumer loans	1,159	930

Non-accrual commercial business loans	1,494	159

Total non-accrual loans	32,513	12,340
Accruing loans delinquent 90 days or more	576	602

Total non-performing loans	33,089	12,942
Foreclosed properties, real estate owned, and repossessed assets, net	4,768	3,687

Total non-performing assets	$37,857	$16,629

Item 6. Selected Financial Data, page 40
3. We note your presentation of “tangible shareholders equity to adjusted total assets.” This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:
•	To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.
•	To the extent that you plan to disclose this ratio in future Item 2.02 Forms 8-K as you have done in a Form 8-K filed on April 20, 2009, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.
RESPONSE:
In future filings, we will refer to this ratio as “tangible common equity ratio” (“TCE ratio”). We will identify this ratio as a non-GAAP disclosure and will comply with all of the requirements specified in Item 10(e)(l)(i) of Regulation S-K, as appropriate. To clarify, we believe that the footnote that was provided for this ratio in the table of Selected Financial Data complies with sub-paragraph (B) of the aforementioned Regulation S-K reference. Each of the adjustments to assets and equity identified in the footnote was included elsewhere in the table of Selected Financial Data, with the exception of deferred taxes, which were immaterial or could be reasonably estimated by readers of the financial statements. Finally, management believes the placement of the ratio, immediately below the Company’s ratio of “shareholders’ equity to total assets,” complies with sub-paragraph (A) of the aforementioned Regulation S-K reference.
Note 2. Securities Available-for-Sale, page 75
4. Please revise future filings to fully comply with the disclosure requirements of paragraph 21 of SFAS 115.
RESPONSE:
A disclosure of gross realized gains and losses and a disclosure of the amount of gains and losses reclassified out of accumulated other comprehensive income and into earnings will be included in future filings. The other disclosures required by paragraph 21 of SFAS 115 were included in either Note 1 of the Notes to Consolidated Financial Statements or the statement of cash flows, or were not applicable. To clarify, gross realized gains on available-for-sale securities were presented separately in the operating activities section of the Company’s statement of cash flows, but were identified as being “net.” The Company had no gross realized losses on sales of available-for-sale of securities in any of the periods presented in the financial statements, except for other-than-temporary impairments in 2008 and 2007, which were also presented separately in the Company’s statement of cash flows.
Note 4. Goodwill, Other Intangible Assets, and Mortgage Servicing Rights, page 79
5. We note that during the current year you recorded an $822 thousand valuation allowance on your mortgage servicing rights (MSRs). Please revise future filings to comply with the disclosure requirements of paragraph 17(i) of SFAS 140 as amended by paragraph 4 of SFAS 156.
RESPONSE:
In our judgment, the Company’s MSRs are immaterial. At December 31, 2008, the net carrying value of MSRs was $3.7 million or 0.11% of total assets and 0.93% of total shareholders’ equity. For that reason we omitted the disclosures required by paragraph 17(i) of SFAS 140. We will continue to monitor the materiality of the Company’s MSRs and, if and when appropriate, will make the additional disclosures in future filings.
Note 14. Fair Value of Financial Instruments, page 90
6. We note on page 92 that you present all of your mortgage-related securities as Level 2. Please tell us what consideration you made in classifying your private label CMOs as Level 2 rather than Level 3 based upon your disclosure on page 42 which states that the market for private label CMOs in general deteriorated substantially during the last few months of 2008 in response to increased stress and illiquidity in the financial markets.
RESPONSE:
Independent, qualified third parties provide us with price information related to the fair values of all of our available-for-sale securities. We evaluate the price information we receive from these parties and understand the process they use to develop the information. Based on our understanding, the prices of the Company’s private label CMOs were determined using methodologies and/or judgments that rely on direct or indirect observable inputs (Level 2). We do not believe that use of Level 2 prices is incompatible with a qualitative statement by management that the prices of private label CMOs have been adversely impacted by recent stresses in financial markets. Our assessment was based on observable data related to widening credit spreads of all types of debt securities, as well as reports in the financial media that supported our conclusion.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Security Ownership of Certain Beneficial Owners, page 4 of the definitive proxy statement on Schedule 14A
7. Please disclose to the staff, and in future filings, the natural person (or persons) who has voting power over the shares held by Barclays Global Investors.
RESPONSE:
We note that Barclays is an unaffiliated third party, and is an institutional Schedule 13G filer that makes public its management information. The information is not otherwise known to us. We will not be in a position to add to the disclosures already made by Barclays, and will not provide this information in future filings.
Item 13. Certain Relationships and Related Transactions, and Director Independence
Certain Transactions and Relationships with the Company. page 37 of the definitive proxy statement on Schedule 14A
8. We note the bank previously had a practice of making loans on preferential terms to directors, officers and employees. We also note the bank has discontinued this practice. Please confirm that such loans were repaid prior to fiscal year 2008. Alternatively, please provide to the staff, and include in future filings, the disclosure required by Item 404(a)(5) of Regulation S-K.

RESPONSE:
As has been disclosed in our filings, neither we nor the Bank make loans on preferential terms to our directors or executive officers; however, the Bank maintains certain limited preferential loan programs for the benefit of other Bank officers and employees. Because such loans are no longer made to our directors and/or executive officers, we have not continued describing those programs in our proxy statement.
This response confirms that all such prior loans and preferential terms have been repaid prior to the beginning of 2008; the last such loan was repaid in April 2005, as disclosed in our proxy statement for the 2006 annual meeting. If such loans are made in the future, we will provide the required disclosures.
9. We note the disclosure on page 38 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K.
RESPONSE:
This response confirms that such loans are on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank. The language which we used was only a short hand reference. We will provide a fuller description in future filings.
Form 10-Q filed May 7, 2009
Provision for Loan Losses, page 25
10. We note your disclosure that you recorded a $3.2 million provision for loan loss during the period ended March 31, 2009. As it relates to the $576 thousand provision relating to an apartment complex for which you accepted a deed in lieu of foreclosure, please tell us when the loan was originated, became non-accrual and/or impaired, and was foreclosed on. Additionally, please tell us how you determined the amount of the provision to record and the period in which you recorded this provision for loan losses along with any additional information you deem necessary to support your accounting for this loan.
RESPONSE:
Please refer to Loan #1 in Exhibit B for certain of the details you requested related to this loan. This loan was funded in November 2004 in the amount $3.0 million. The loan paid-off the construction loan of another lender. Because the project was still in its lease-up phase, the loan was intended to be “interest-only” for up to 24 months. The independent appraisal obtained by us at that time indicated a real estate collateral value of $3.8 million or an LTV ratio of 79%.

At the end of 2006 the borrower began to experience cash flow problems and was unable to make complete loan payments. In the fourth quarter of 2006 we placed the loan on non-accrual status and determined that it was probable the loan would become collateral dependent. At that time, there was no indication that the real estate collateral value had declined. However, we determined that it was prudent to maintain a consistent LTV ratio. Thus, when the borrower was unable to pay the overdue real estate taxes, we established an ALL on this loan of $300,000 as a reserve against the funds advanced by the Bank. In the first quarter of 2007 we added $240,000 to the ALL on this loan to cover the cost of capital improvements that we determined would need to be made to the property. Under the terms of the loan agreement, these amounts were recoverable from the borrower, but were fully reserved by the Bank at that time. From 2006 to 2008 the Bank continued to work through issues related to this loan relationship. However, in 2008 the borrower filed for personal bankruptcy.
During the first quarter of 2009 we recorded a deed in lieu of foreclosure from the borrower and obtained a new independent appraisal. Based on the new appraised value of the real estate, we recorded an additional allowance of $576,000. This allowance, together with the previously established allowance of $540,000, was charged-off during the first quarter of 2009. The property obtained as a result of the deed in lieu of foreclosure is currently classified as foreclosed real estate and is included in other assets on the Company’s consolidated statement of financial condition. We no longer have any relationships with this borrower.
11. As a related matter, we note that you also recorded nearly $600 thousand in additional loss provision to reflect your general concerns regarding continued deterioration in economic conditions and declines in real estate values. Please tell us and revise future filings to more fully discuss the reasons for this provision in the current period (i.e. specific geographic considerations, housing prices, unemployment levels, etc.). Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current provision in this period.
RESPONSE:
In addition to establishing specific ALLs on certain large loans, we segregate our homogeneous loans into pools with similar risk characteristics. We apply percentages based on actual loss experience, industry comparisons, and management judgment regarding trends in real estate values, unemployment, and other related economic factors in order to estimate an ALL for each of these homogenous pools. We review these percentages on at least a quarterly basis. During the first quarter of 2009 we received specific information from publicly available sources regarding increased unemployment and continued declines in real estate values in Wisconsin, which is where substantially all of the collateral securing the Bank’s loans is located. In addition, we noted that the Bank was experiencing increased delinquencies and losses in three of its highest risk homogenous loan pools. Accordingly, management decided to increase the percentages that were applied to these pools to determine the ALL. The following paragraphs contain a discussion of each of these three pools.
•	First liens on one- to four-family loans with LTV ratios equal to or greater than 90% Most of these loans were originated under a program the Bank established in 2003 for low and moderate income families under the Community Reinvestment Act (“CRA”). Borrowers under this program have low credit scores and the loans are originated without private mortgage insurance coverage. Because of the nature of the borrowers and the terms under which these loans are originated, this group of loans tends to be more severely impacted by economic downturns and declines in real estate values. During the quarter ended March 31, 2009, delinquencies on this portfolio increased from 4.00% to 4.41% (in comparison, the overall delinquency rate on the Bank’s portfolio of one- to four-family loans was only 1.96% as of March 31, 2009). As a result of these developments, management decided to increase the ALL percentage applied to this pool from 1.75% to 2.00% of the outstanding principal balances. This adjustment was primarily based on management’s professional judgment given that the portfolio is relatively unseasoned and has not experienced a significant economic downturn. The adjustment is reasonable and is directionally consistent with current conditions and experience; it increased the Bank’s overall ALL by $56,000.
•	Second liens on one- to four-family properties with current LTV ratios greater than 80% In most instances, the Bank does not own the first mortgage loans that are senior to these second mortgages. As a result of continued declines in real estate values, the Bank has experienced an increase in instances in which it elects to not out bid the first mortgage holder when the borrower defaults and the related property is foreclosed. As a result, the Bank’s second mortgages are, in an increasing number of cases, a total loss. During the quarter ended March 31, 2009, delinquencies on this portfolio increased from 0.75% to 0.81%. As a result of these developments, management decided to increase the ALL percentage applied to this pool from 1.00% to 1.25% of the outstanding principal balances. This adjustment, which in management’s judgment is reasonable and is directionally consistent with current conditions and experience, increased the Bank’s overall ALL by $43,000.
•	Commercial and industrial (C&I) loans These loans are made to small businesses and are typically secured by accounts receivable, inventory, equipment, and, in certain instances, real estate. Given the nature of the collateral, these loans tend to be extremely risky during economic downturns. During the quarter ended March 31, 2009, delinquencies on this portfolio increased from 6.26% to 6.53%. Furthermore, the Bank experienced an increase in internal downgrades of credit quality in this portfolio, as well as an increase in actual foreclosures and repossessions. As a result of this experience, as well as increasing concerns relating to the general economic conditions, management made a decision to increase the ALL percentage applied to this pool from 2.00% to 3.00% of the outstanding principal balances. In the years following the recession of 2001, this portfolio experienced annual charge-offs in excess of 2.00%. Given the severity of the current recession, which was confirmed by unemployment, real estate values, GDP, and other data that became available to management in the first quarter of 2009, management believed an increase in the ALL percentage was warranted. This adjustment, which in management’s judgment is reasonable and is directionally consistent with current conditions and experience, increased the Bank’s overall ALL by $491,000.
We will revise future filings to more fully explain changes in management’s judgment that materially impact the ALL.
Securities Available-for-Sale, page 28
12. We note your disclosures that in recent periods your private-label CMOs have been downgraded to “double-A,” or in a few instances, less than “double-A.” Please tell us and revise future filings to disclose the specific credit ratings, carrying amounts, and unrealized loss positions for your entire portfolio of private-label CMOs. To the extent that any of your private-label CMOs have a credit rating of medium grade or below as of March 31, 2009, please provide us with your full detailed other-than-temporary impairment analysis of these securities that indentifies all available evidence and explains the relative significance of each piece of evidence that you rely upon to support a realizable value equal to or greater than the carrying value of the investment.
RESPONSE:
We will revise future filings to disclose the specific credit ratings, carrying amounts, and unrealized loss positions of the Company’s portfolio of private-label CMOs. This information as of March 31, 2009, is provided in the table, below (dollars in thousands).

	At March 31, 2009
	Carrying	Unrealized
Credit Rating	Value	Loss

AAA/Aaa	$101,618	$(17,025)
AAA/Aa	7,086	(2,751)
AA/Aa	12,078	(2,251)
AAA/Ba	5,521	(1,179)

Total	$126,302	$(23,206)

At March 31, 2009, the Company had one CMO that was rated less than medium grade by Moody’s (Ba), although it remained rated triple-A by S&P. In Moody’s published report it stated that the action was “triggered by rapidly increasing delinquencies, higher [loss] severities, slower prepayments, and mounting losses in the underlying collateral.” It is important to note, however, that the Moody’s report broadly characterized 93 tranches in three structured transactions. It did not address the unique characteristics of each individual CMO tranche. Although the downgrade was a source of concern, management concluded that the impairment of this CMO was only temporary as of March 31, 2009. Management’s conclusion was based on the following factors:
•	The collateral for this CMO consists of mortgages that are separate and distinct (i.e., segregated) from the collateral that makes up the other structured transactions and/or tranches that Moody’s downgraded. The collateral had the following characteristics as of March 31, 2009:
➢ 166 prime, fixed-rate mortgage loans originated in 2005,

➢ Weighted-average original maturity of 180 months and a weighted average remaining maturity of 120 months,

➢ Weighted-average contractual rate of 5.36%,

➢ Weighted-average original loan balance of $542,000 and remaining loan balance of $422,000,

➢ Weighted-average current LTV ratio of 45% (based on original appraisal),

➢ 85% owner occupied and 71% single-family residences, and

➢ 48% located in California; no other state greater than 10%.

•	The CMO had not experienced any incurred losses and, despite broad statements in the Moody’s report, no loans were delinquent more than 60 days, although 1.89% of the collateral was in foreclosure at March 31, 2009. However, the credit support for this CMO was sufficient to absorb any loss that may ultimately be realized from those foreclosures.
•	Management analyzed the likelihood of this CMO incurring principal and interest shortfalls under a variety of default and loss severity scenarios and concluded that it was unlikely that the Bank would not receive all principal and interest payments on this security. This analysis included discussion with one of the Bank’s third-party brokers, as well as an internal analysis using systems available on Bloomberg. Management analyzed principal shortfalls assuming 50% loss severities, which management considered to be conservative based on recent information available in the financial press relating to home price declines. This loss severity assumption was applied to annual default rate assumptions ranging from 1% to 10% per year through maturity, as well as vector scenarios that assumed a “ramp-up” in annual default rates of 5% to 15% over 24 months and 0.5% to 1.5% annual default rates thereafter. As a result of this analysis, management concluded that principal and interest shortfalls on this CMO were not probable.
•	The fair value of the security at March 31, 2009, was 81.4% of par value, which was only slightly lower than the weighted average fair value for the Bank’s overall portfolio of private-label CMOs, all of which were rated triple-A or double-A.
•	In the judgment of management, neither the duration nor the severity of the decline in the fair value of this CMO was considered sufficient to conclude that it was other-than-temporarily impaired at March 31, 2009. The CMO’s unrealized loss was only 1.1% of principal balance at June 30, 2008, 6.5% at September 30, 2008, and 11.3% at December 31, 2008. Since March 31, 2009, the price of the CMO has increased despite Moody’s downgrade of the security.
•	Finally, the Bank has the ability and intent to hold this CMO until its fair value recovers. This ability and intent is substantiated by the Bank’s strong capital and liquidity position, as well as its strong asset quality and operating performance.
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EXHIBIT B
RELATED TO RESPONSE TO STAFF COMMENT #2
Next Five Largest Non-Accrual Loans as of December 31, 2008

	Loan				Date on		Date of	Estimated
No.	Amount	Type of Loan	Originated	ALL (1)	Non-Accrual	Nature of Collateral	Appraisal	Value		Comments
1	$3,000,000	Multi-family	11/04	$540,000	11/06	40-plus unit apartment building	11/04 3/09	$ $	3,800,000 2,400,000	Deed in lieu of foreclosure recorded in 1Q09; also in 1Q09, an additional ALL of $576,000 was recorded and the entire ALL of $1.1 million was charged-off; the $1.1 million was based on 3/09 appraisal less 20% for selling and holding costs; refer to response to Staff comment #10 for additional discussion

2	$2,444,100	Commercial real estate	8/07	—	12/08	Approximately 50,000 sq.ft. retail building	8/07		$3,300,000	Property vacant; foreclosure probable; no ALL considered necessary at this time

3	$2,372,419	Commercial real estate	10/04	$400,000	9/07	Developed land	7/04		$3,111,000	Borrower currently in compliance with workout agreement; ALL increased to $500,000 in 1Q09 based on current list price less selling and holding costs

4	$1,316,250	Commercial real estate	1/08	—	7/08	Developed land	12/07		$2,025,000	Commenced foreclosure 2Q09; completion anticipated 3Q09; no ALL considered necessary at this time

5	$800,000	One- to four-family	2/06	—	8/08	Single-family residence	1/06		$1,100,000	Commenced foreclosure 3Q08; completion not anticipated until 3Q09 due to pursuit of deficiency judgment against borrower; no ALL considered necessary at this time

(1)	ALL = Allowance for Loan Loss

B-1